                            Exhibit 99.3

Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.
(A Development Stage Company)

Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 31 October 2008 (Unaudited)	As at 30 April 2008 (Audited)
	$	$
Assets

Current
Cash	13,657	258
GST and interest receivable	7,602	7,020
Prepaid expenses	2,316	5,016
Due to related parties (Note 8)	59,338	16,491
Advances to equity accounted investee (Note 6)	315,217	112,312
	398,130	141,097
Property and Equipment (Note 5)	8,948	10,199

	407,078	151,296
Liabilities

Current
Accounts payable and accrued liabilities	90,520	44,589

Shareholders’ equity
Share Capital (Note 4)	11,865,972	11,356,689
Subscriptions receivable	(5,428)	-
Contributed Surplus	2,056,073	2,024,832
Deficit, accumulated during the development stage	(13,600,059)	(13,274,814)

	316,558	106,707

	407,078	151,296

Nature and Continuance of Operations (Note 1) and Commitments (Note 9)

On behalf of the Board:

  “John Robertson”           Director                                   “Jennifer Lorette"           Director
John Robertson                                                                    Jennifer Lorette

The accompanying notes are an integral part of these financial statements.  (1)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 31 October 2008	For the three month period ended 31 October 2007	For the six month period ended 31 October 2008	For the six month period ended 31 October 2007
	$	$	$	$

Expenses
Amortization	995	-	1,990	-
Foreign exchange	(55,360)	27,257	(55,945)	67,376
General and administrative	196,737	437,282	402,336	1,171,866
Research and development	38,878	-	69,188	-

Net loss before other item	(181,250)	(464,539)	(417,569)	(1,239,242)

Other income
Gain on sale of investee’s shares	15,899	35,866	92,324	69,852
Gain on issue by investee of its own shares	(2,423)	11,883	-	170,534
Interest	-	398	-	1,265
Non-controlling interest	-	83,847	-	603,379
Loss on investment	1,328	-	-	-

Comprehensive Loss for the period	(166,446)	(332,545)	(325,245)	(394,212)

Basic and diluted loss per common share	(0.01)	(0.01)	(0.01)	(0.02)

Weighted average number of common shares used in per share calculations	25,164,000	23,849,000	24,507,000	23,849,000

The accompanying notes are an integral part of these financial statements.  (2)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 31 October 2008	For the three month period ended 31 October 2007	For the six month period ended 31 October 2008	For the six month period ended 31 October 2007
	$	$	$	$

Cash flows used in operating activities
Loss for the period	(166,446)	(332,545)	(325,245)	(394,212)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	996	995	1,990	1,879
Gain on sale of investee’s shares	(15,899)	(35,866)	(92,324)	(69,852)
Gain on issue by investee of its own shares	2,423	(11,883)	-	(170,534)
Non-controlling interest	-	(83,847)	-	(603,379)
Shares issued for services	-	19,063	-	25,334
Stock-based compensation	31,241	(2,125)	31,241	231,084
Changes in operating assets and liabilities
(Increase) decrease in GST and interest receivable	1,020	730	(582)	1,325
(Increase) decrease in prepaids	1,350	4,979	2,700	22,781
Increase (decrease) in accounts payable and accrued liabilities	54,663	39,845	45,933	89,268
Advances from (repayments to) related parties	28,228	(8,474)	(2,251)	-

	(62,424)	(409,128)	(338,538)	(866,306)

Cash flows used in investing activities
Advances from (repayments to) investee and other affiliates	(81,807)	-	(290,223)	-
Proceeds on sale of investee’s shares	14,804	36,325	92,324	36,325
Purchase of property and equipment	(740)	(1,337)	(740)	(1,337)

	(67,743)	34,988	(198,639)	34,988

Cash flows from financing activities
Advances from (repayments to) related parties	41,906	91,252	46,721	113,733
Proceeds from common shares issued for cash	61,428	25,150	509,283	413,519
Subscriptions receivable	(5,428)	29,596	(5,428)	29,596

	97,906	145,998	550,576	556,848

Effect of exchange rate on cash	-	(1,467)	-	(9,596)

Increase (decrease) in cash and cash equivalents	(32,261)	(229,609)	13,399	(284,066)

Cash and cash equivalents, beginning of period	45,918	240,006	258	294,463

Cash and cash equivalents, end of period	13,657	10,397	13,657	10,397

Supplemental Disclosures
Interest paid	-	-	-	-
Income tax paid	-	-	-	-

The accompanying notes are an integral part of these financial statements.  (3)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

						Deficit
						Accumulated	Total
					Other	During the	Shareholders’
	Common	Common	Contributed	Subscription	Comprehensive	Development	Equity
	Shares	Shares	Surplus	Receivable	Income (Loss)	Stage	(Deficiency)
	#	$	$	$	$	$	$

Balance – April 30, 2007	23,942,759	11,356,689	849,839	–	639,758	(12,794,669)	51,617
Stock-based compensation	–	–	247,059	–	–	–	247,059
Deconsolidation adjustment	–	–	5,672	–	9,005	–	14,677
Deconsolidation of subsidiary	–	–	(886,589)	–	(648,763)	–	(1,535,352)
Foreign currency translation adjustment	–	–	1,808,851	–	–	–	1,808,851
Net loss	–	–	–	–	–	(48,145)	(480,145)

Balance – April 30, 2008	23,942,759	11,356,689	2,024,832	–	–	(13,274,814)	106,707
Shares issued for cash	1,315,168	509,283	–	(5,428)	–	–	503,855
Stock-based compensation	–	–	31,241	–	–	–	31,241
Net loss	–	–	–	–	–	(325,245)	(325,245)

Balance – October 31, 2008	25,257,927	11,865,972	2,056,073	(5,428)	–	(13,600,059)	316,558

The accompanying notes are an integral part of these financial statements.  (4)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

1.	Nature and Continuance of Operations

Reg Technologies Inc. (the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”).  The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which owns 5.7 million (directly or indirectly) shares of REGI U.S,, Inc. (“REGI”) (a U.S. public company).  REGI owns the U.S, marketing and intellectual rights.  The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In the development stage company, management devotes most of its activities to establishing a new business.  Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in a development stage companies. The Company has accumulated losses of $13,600,059 since inception.  These factors raise substantial doubt about the Company’s ability to continue as a going-concern.  The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds though repayment of funds owed from Rand Energy Group Inc. (“Rand”), a 51% owned subsidiary.  The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings.  There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months.  The Company may also raise additional funds though the exercise of warrants and stock options.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 April 2008.

b)	Consolidation

These interim consolidated financial statements include the accounts of the Company, and its 100% owned subsidiary Rand Energy Group Inc., a British Columbia corporation continued into the Province of British Columbia on 16 November 1993.

All intercompany transactions are eliminated upon consolidation.

(5)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

c)           Change in Accounting Policies

The Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (Note 1).

d)	Recent Accounting Pronouncements Not Yet Adopted

Capital Disclosures (Section 1535)

Section 1535 requires disclosures of an entity’s objectives, policies and processes for managing capital, and quantitative data about what the entity regards as capital.  This standard will be effective for fiscal years beginning on or after October 1, 2007.

Financial Instruments – Disclosures and Presentation (Sections 3862 and 3863)

Section 3862 and 3863 replaces the existing Section 3861 – Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements, and carry forward unchanged existing presentation requirements. These new sections require disclosure about the nature and extent of risk arising form financial instruments and how the entity manages those risks.  This standard will be effective for fiscal years beginning on or after October 1, 2007.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for fiscal years beginning on or after October 1, 2008.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010.  In July

(6)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

3.	Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its operations and subsidiary operations are transacted in U.S. dollars.  The resulting foreign exchange fluctuation affects the value of the assets and liabilities.  The Company does not use any hedging instruments to reduce its foreign currency exposure.

4.	Common Stock

Authorized

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
  5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At October 31, 2008, Rand owns 217,422 (2007 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.

Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

Stock Option Plan

The Company has implemented a stock option plan (the “Plan”) to be administered by the Board of Directors.  Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted.  The option price under each option shall be not less than the discounted market price on the grant date.  The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

(7)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

These options have the following vesting schedule:

i)	Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”.

ii)	The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise”.

iii)	The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise”.

iv)	The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.

v)	The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

During the period ended October 31, 2008, the Company recorded stock-based compensation of $31,241 (October 31, 2007 - $231,084) as a general and administrative expense.

On August 1, 2008, the Company granted 400,000 stock options from the Plan to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 3.19%, expected volatility of 106%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.31 per option.

(8)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

The following is a summary of options activities during the period ended 31 October 2008 since 30 April 2008 and 2007:

	Number of options	Weighted average exercise price
		$

Outstanding at 30 April 2008 and 2007	1,125,000	0.27

Granted	400,000	0.40
Exercised	-	-
Expired	(100,000)	0.30

Outstanding at 31 October 2008	1,425,000	0.30

Weighted average fair value of options granted during the period ended 31 October 2008		0.31

The following options were outstanding at 31 October 2008:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$

March 4, 2009	0.19	250,000	0.34
April 8, 2009	0.14	25,000	0.44
October 20, 2010	0.30	750,000	1.97
August 1, 2013	0.40	400,000	4.75

Options Outstanding		1,425,000

Options Exercisable		362,500

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model.

(9)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

Share Purchase Warrants

The following is a summary of warrant activities during the period ended 31 October 2008 since 30 April 2008 and 2007:

	Number of warrants	Weighted average exercise price
		$

Outstanding at 30 April 2008 and 2007	-	-

Issued	1,315,168	0.50
Exercised	-	-
Expired	-	-

Outstanding at 31 October 2008	1,315,168	0.50

The following warrants were outstanding at 31 October 2008:

Expiry Date	Exercise price	Number of warrants
	$

July 31, 2009	0.50	1,315,168

Warrants Outstanding		1,315,168

5.	Property and Equipment

	Balance at 31 October 2008	Balance at 30 April 2008
	$	$
Property and Equipment	16,222	15,482
Accumulated depreciation	7,273	5,283

	8,949	10,199

(10)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

6.           Equity Accounted Investee

The investment in REGI is now accounted for under the equity method and as such the Company’s investment in REGI has been adjusted for the Company's share of losses as follows:

2008
$

Investment at cost	215,800
Share of losses	(215,800)

–

At October 31, 2008, the Company is owed an aggregate of $315,217 (April 30, 2008 - $112,312). The amounts owed are unsecured, non-interest bearing and due on demand.

7.	Gain on Shares Issued by Former Subsidiary

During 2008 and 2007, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain on sale of investee’s shares as follows:

	October 31, 2008 $	October 31, 2007 $

Gain due to ownership of new assets resulting from investee shares issued	-	170,534

8.	Related Party

At October 31, 2008, the Company is owed an aggregate of $59,338 (April 30, 2008 - $16,491) by related parties.  The amounts owed are unsecured, non-interest bearing and due on demand.  These parties are companies that the president of the Company controls or significantly influences.

During the six-month period ended October 31, 2008, fees in the aggregate of $172 (2007 - $28,907) for legal services have been paid or are payable to a professional law firm in which the partner of the law firm is an officer and director of the Company.

During the six-month period ended October 31, 2008, rent of $6,524 (2007 - $6,222) was paid to a company having common officers and directors.

During the six-month period ended October 31, 2008, project management fee of $14,573 (2007 - $15,703) were paid to a company having common officers and directors.

(11)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 October 2008

During the six-month period ended October 31, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totaling $63,906 (2007 - $32,378) for services rendered.

The above transactions have been in the normal course of operations and are recorded at their exchange amounts.

9.	Commitments

Pursuant to a letter of understanding dated December 13, 1993 between the Company, Rand and the Company (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology with regards to RC/DC Engine technology and will receive 5% of all net profits from sales, licences, royalties or income derived from the patented technology.

Pursuant to an agreement dated August 20, 1992, the Company acquired the U.S. rights to the original RC/DC Engine from Rand. The Company will pay Rand and the original owner/director a net profit royalty of 5% and 1%, respectively.

The Company is committed to fund 50% of the further development of the RC/DC Engine.

On June 15, 2006, the Company entered into a lease agreement to lease office premises for the period of three years and the option to renew the lease for on additional term of three years, in consideration for $16,994 per year.  The future commitment is as follows:

2009	13,799
2010	2,124
$15,923

(12)